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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ____________
                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                AMENDMENT NO. 2
                                  ____________
                            PUGET SOUND ENERGY, INC.
                                (Name of Issuer)
                                  ____________
                            PUGET SOUND ENERGY, INC.
                       (Name of Person Filing Statement)
ADJUSTABLE RATE CUMULATIVE PREFERRED STOCK, SERIES B ($25 PAR VALUE), CUSIP NO.
                                  745332 78 3
         4.70% PREFERRED STOCK ($100 PAR VALUE), CUSIP NO. 745332 20 5
         4.84% PREFERRED STOCK ($100 PAR VALUE), CUSIP NO. 745332 30 4
                (Title and CUSIP Number of Class of Securities)
                                  ____________
                                DONALD E. GAINES
                                   TREASURER
                            PUGET SOUND ENERGY, INC.
                            411 - 108TH AVENUE N.E.
                        BELLEVUE, WASHINGTON  98004-5515
                                 (425) 454-6363
      (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Person Filing Statement)
                                  ____________
                                   COPIES TO:
                                   ANDREW BOR
                                  PERKINS COIE
                         1201 THIRD AVENUE, 40TH FLOOR
                         SEATTLE, WASHINGTON 98101-3099
                                 (206) 583-8888
                                  ____________

                                 JULY 11, 1997

     (Date Tender Offer First Published, Sent or Given to Security Holders)
                                  ____________

                           CALCULATION OF FILING FEE

        Transaction Valuation(1)                       Amount of Filing Fee(2)
--------------------------------------------------------------------------------
             $ 45,323,015                                     $ 9,065
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(1) Determined in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder. This Transaction Valuation assumes, solely for purposes of calculating the Filing Fee for this Schedule 13E-4, that the issuer purchases all outstanding shares of its
    (a) Adjustable Rate Cumulative Preferred Stock, Series B ($25 par value) ("Adjustable Rate Preferred") at $25.625 per share, net to the seller in cash, (b) 4.70% Preferred Stock ($100 par value) ("4.70% Preferred") at $89.32 per share, net to the seller in cash, and (c) 4.84% Preferred Stock ($100 par value) ("4.84% Preferred") at $91.51 per share, net to the seller in cash. As of the date hereof, 1,401,500 shares of Adjustable Rate Preferred, 56,215 shares of 4.70% Preferred and 47,956 shares of 4.84% Preferred are issued and outstanding.

(2) Fee previously paid.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $__________                   Filing party:  __________
Form or registration no.:  ___________                  Date filed:  __________

ITEM 8.  ADDITIONAL INFORMATION

        The Offer to Purchase, dated July 11, 1997 (the "Offer"), of Puget Sound Energy, Inc. ("PSE") expired on August 8, 1997. The number of shares of each series of Preferred Stock tendered pursuant to the Offer and accepted for purchase by PSE is set forth opposite the name of such series below.

        Series                                        Shares Tendered
        ------                                        ---------------
Adjustable Rate Cumulative Preferred Stock              1,181,994
  Series B ($25 par value)

4.70% Preferred Stock ($100 par value)                     51,854

4.84% Preferred Stock ($100 par value)                     33,128

                                   SIGNATURE

     After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                              PUGET SOUND ENERGY, INC.


                              By /s/ Donald E. Gaines
                                 -----------------------------------------
                                 Donald E. Gaines
                                 Treasurer

Dated:  August 19, 1997


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